UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company (Issuer))

HMB HOLDINGS, INC.

TYSON FOODS, INC.

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

432589109

(Cusip Number of Class of Securities)

David L. Van Bebber

Executive Vice President and General Counsel

Tyson Foods, Inc.

2200 Don Tyson Parkway

Springdale, Arkansas 72762-6999

(479) 290-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr.

Marc O. Williams

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,080,786,746	$1,040,805

* Estimated solely for the purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (a) 124,491,419, the number of issued and outstanding shares of The Hillshire Brands Company (“Hillshire Brands”) common stock, and (b) $63.00, the tender offer price, (ii) the product of (a) 3,525,971, the number of shares of Hillshire Brands common stock subject to issuance pursuant to outstanding options to purchase shares of Hillshire Brands common stock with an exercise price less than the tender offer price and (b) $37.22, the difference between the tender offer price and the average weighted exercise price of such options, (iii) the product of (a) 1,574,125, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of outstanding restricted stock units granted under Hillshire Brands equity compensation plans (assuming continued employment or service, as applicable, through consummation of the transaction and achievement at specified target or, if calculable, actual performance levels immediately prior to consummation of the transaction, as applicable) and (b) $63.00, the tender offer price and (iv) the product of (a) 117,791, the number of shares of Hillshire Brands common stock subject to issuance upon settlement of deferred compensation equity awards under the Hillshire Brands deferred compensation plans and (b) $63.00, the tender offer price. The foregoing figures have been provided by the issuer to the offerors and are as of July 9, 2014, the most recent practicable date.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,040,805.	Filing Party:	HMB Holdings, Inc.
Form or Registration No.:	SC TO-T.	Date Filed:	July 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Tyson Foods, Inc., a Delaware corporation (“Tyson”), and HMB Holdings, Inc., a Maryland corporation and a wholly owned subsidiary of Tyson (“Purchaser”), with the Securities and Exchange Commission on July 16, 2014 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, of The Hillshire Brands Company, a Maryland corporation (“Hillshire Brands”), for $63.00 per share, in cash, without interest, subject to any withholding of taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

(a) The subsection titled “Hillshire Brands Projections” in Section 8 of the Offer to Purchase (“Certain Information Concerning Hillshire Brands”) is hereby amended by adding the following information immediately following footnote (1) to the table in the fourth full paragraph on page 23:

“Set forth below is a reconciliation of Net Income – As Adjusted and EPS – As Adjusted, each a non-GAAP financial measure, for the projections to unadjusted Net Income and EPS projections reflecting significant items, the closest comparable GAAP measures:

	Adjusted	Significant Items	Unadjusted
(in millions, except per share data)(1)
Net Income	$33	$(14)	$19
EPS	$0.26		$0.15

(1)	Pursuant to applicable rules, regulations, interpretations and positions of the SEC and its staff under the Securities Exchange Act of 1934, as amended, related to the presentation of non-GAAP financial information, this reconciliation was prepared by Hillshire Brands and provided to Tyson solely for inclusion in this Offer to Purchase and was not provided to Tyson prior to execution of the Merger Agreement.”

(b) The subsection titled “Hillshire Brands Estimated Financial Information” in Section 8 of the Offer to Purchase (“Certain Information Concerning Hillshire Brands”) is hereby amended and supplemented as follows:

The table in the third paragraph on page 24 is amended and restated in its entirety as follows:

(in millions, except per share data)	4Q 2014	FY 2014
Net Sales	$1,064.7	$4,085.4
Gross Profit	$280.5	$1,158.3
Operating Income – As Adjusted (1)	$76.7	$388.5
EPS – As Adjusted (1)	$0.35	$1.81

Immediately following footnote (1) to the table in the third paragraph on page 24, the following is added:

“Set forth below is a reconciliation of Operating Income – As Adjusted and EPS – As Adjusted, each a non-GAAP financial measure, for the estimated financial information provided by Hillshire Brands management for 4Q 2014 and the fiscal year 2014 to Tyson to unadjusted Operating Income and EPS estimates reflecting significant items, the closest comparable GAAP measures:

	Adjusted	Significant Items	Unadjusted
(in millions, except per share data)(1)
Q4 2014
Operating Income	$76.7	$(16.0)	$60.7
EPS	$0.35		$0.23

FY 2014
Operating Income	$388.5	$(80.8)	$307.7
EPS	$1.81		$1.72

(1)	Pursuant to applicable rules, regulations, interpretations and positions of the SEC and its staff under the Securities Exchange Act of 1934, as amended, related to the presentation of non-GAAP financial information, this reconciliation was prepared by Hillshire Brands and provided to Tyson solely for inclusion in this Offer to Purchase and was not provided to Tyson as part of the preliminary, estimated “flash” financial information for the fourth quarter of Hillshire Brands’ fiscal year 2014 and for the full fiscal year 2014 provided by Hillshire Brands to Tyson on July 10, 2014, subsequent to entry into the Merger Agreement.”

(c) Section 10 of the Offer to Purchase (“Source and Amount of Funds”) is hereby amended by adding the following paragraphs immediately after the last paragraph of the subsection titled “The Term Loan Facility—Other Terms”:

“Public Offerings. On July 28, 2014, Tyson commenced concurrent public offerings of 24,000,000 shares of its Class A common stock and 30,000,000 tangible equity units, with each tangible equity unit having a stated amount of $50 and comprised of a prepaid stock purchase contract and a senior amortizing note due July 15, 2017, each issued by Tyson. These offerings are separate public offerings made by means of separate prospectus supplements under Tyson’s effective shelf registration statement and are not contingent on each other or upon the consummation of the Merger.

Tyson intends to use the net proceeds from these offerings, together with additional debt financing and cash on hand, to finance the Offer and the Merger and to pay related fees and expenses. If for any reason the Merger is not consummated, then Tyson intends to use the net proceeds from these offerings for general corporate purposes.”

(d) The subsection titled “Litigation Related to the Merger” of Section 16 of the Offer to Purchase (“Certain Legal Matters; Regulatory Approvals”) is hereby deleted in its entirety and restated to read as follows:

“Litigation Related to the Merger. Beginning on or around July 3, 2014, four putative stockholder class action complaints challenging the Merger and the Merger Agreement were filed in the Circuit Court for Baltimore City, Maryland. The complaints are captioned: Cohen v. The Hillshire Brands Company, et al., No. 24-C-14-004060 (the “Cohen Action”); Kennedy v. The Hillshire Brands Company, et al., No. 24-C-14-004106 (the “Kennedy Action”); Jeweltex Manufacturing Inc. Retirement Plan v. The Hillshire Brands Company, et al., No. 24-C-14-004145 (the “Jeweltex Action”); and Wegner v. The Hillshire Brands Company, et al., No. 24-C-14-004300 (the “Wegner Action”). These four actions alleged, among other things, that the individual members of the Hillshire Brands’ board of directors breached their fiduciary duties by entering into the Merger Agreement.

On July 23, 2014, the Court issued an order (the “Order”) consolidating the Bucks County Action, the Cohen Action, the Kennedy Action, the Jeweltex Action and the Wegner Action under the caption, Bucks County Employees Retirement Fund, et al. v. The Hillshire Brands Company, et al., No. 24-C-14-3492 (the “Consolidated Action”).

On July 24, 2014, plaintiffs in the Consolidated Action (the “Plaintiffs”) filed a consolidated putative stockholder class action complaint (the “Consolidated Complaint”), naming as defendants the individual members of the Hillshire Brands’ board of directors (the “Director Defendants”), Hillshire Brands, and Tyson and Purchaser (together, the “Tyson Defendants” and, collectively with the Director Defendants and Hillshire Brands, the “Defendants”) and alleging, among other things, that the Director Defendants breached their fiduciary duties by entering into the Merger Agreement. The Consolidated Complaint alleges that the consideration in the Merger undervalues Hillshire Brands and that the deal protection provisions in the Merger Agreement unduly favor Tyson and preclude or impede other bidders from making competing offers for Hillshire Brands. The Consolidated Complaint also alleges that the Director Defendants breached their fiduciary duties by pursuing a transaction with Pinnacle, and agreeing to payment of a $163 million termination fee upon the termination of the Pinnacle Agreement. The Consolidated Complaint also alleges that the Schedule 14D-9, as filed by Hillshire Brands with the SEC on July 16, 2014, omits certain material information about the Offer and the events leading up to the Offer. The Consolidated Complaint alleges that the Tyson Defendants aided and abetted the Director Defendants’ breach of their fiduciary duties.

The Consolidated Complaint seeks declaratory relief, and recovery of the termination fee that Tyson, on Hillshire Brands’ behalf, paid to Pinnacle. The Consolidated Complaint also seeks to enjoin the Offer or, in the event that the Offer is consummated, recover damages.

On July 25, 2014, the Plaintiffs filed motions to expedite discovery and to shorten the Defendants’ time to respond to the motion for expedited discovery. The Plaintiffs commenced expedited discovery, and therefore, on July 28, 2014, the Plaintiffs withdrew their motions.

The Defendants believe that the allegations and claims in the litigation are without merit and intend to defend them vigorously.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(xiv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Common Shares of the Class A Common Stock of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).

(a)(5)(xv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Tangible Equity Units of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).

(a)(5)(xvi)	Investor Presentation of Tyson Foods, Inc. dated July 28, 2014.

(a)(5)(xvii)	Press Release issued by Tyson Foods, Inc. dated July 28, 2014.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2014

HMB Holdings, Inc.

By:	/s/ R. Read Hudson
	Name:	R. Read Hudson
	Title:	Vice President and Secretary

Tyson Foods, Inc.

By:	/s/ R. Read Hudson
	Name:	R. Read Hudson
	Title:	Vice President, Associate General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated July 16, 2014.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated July 16, 2014.*

(a)(5)(i)	Press Release issued by Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(ii)	Investor Presentation of Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(iii)	Internal Announcement of Tyson Foods, Inc. dated June 9, 2014.*

(a)(5)(iv)	Transcript of Investor Conference Call of Tyson Foods, Inc. held on June 9, 2014.*

(a)(5)(v)	Press Release issued by Tyson Foods, Inc. dated June 16, 2014.*

(a)(5)(vi)	Internal Announcement of Tyson Foods, Inc. dated June 30, 2014.*

(a)(5)(vii)	Joint Press Release issued by Tyson Foods, Inc. and The Hillshire Brands Company dated July 2, 2014.*

(a)(5)(viii)	Internal Announcement of Tyson Foods, Inc. dated July 2, 2014.*

(a)(5)(ix)	Letter to Hillshire Brands Employees issued by Tyson Foods, Inc. dated July 2, 2014.*

(a)(5)(x)	Notice of Merger issued by HMB Holdings, Inc. on July 12, 2014.*

(a)(5)(xi)	Press Release issued by Tyson Foods, Inc. dated July 16, 2014.*

(a)(5)(xii)	Letter to Tyson employees from Donnie Smith, President and CEO of Tyson, dated July 16, 2014.*

(a)(5)(xiii)	The information set forth in Item 1.01 of Tyson’s Current Report on Form 8-K filed on July 17, 2014.*

(a)(5)(xiv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Common Shares of the Class A Common Stock of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).

(a)(5)(xv)	Preliminary Prospectus Supplement, dated July 28, 2014, offering Tangible Equity Units of Tyson Foods, Inc. (incorporated herein by reference to the Preliminary Prospectus Supplement filed by Tyson Foods, Inc. pursuant to Rule 424(b)(5) on July 28, 2014).

(a)(5)(xvi)	Investor Presentation of Tyson Foods, Inc. dated July 28, 2014.

(a)(5)(xvii)	Press Release issued by Tyson Foods, Inc. dated July 28, 2014.

(b)(1)	Second amended and restated commitment letter entered into as of June 9, 2014, among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc. and JPMorgan Chase Bank, N.A.*

(b)(2)	Amendment No. 1 to Credit Agreement, dated as of June 27, 2014, among Tyson Foods, Inc., the lenders thereto and JPMorgan Chase Bank, N.A.*

(b)(3)	Commitment Letter entered into as of June 17, 2014 among Tyson Foods, Inc., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A.*

(b)(4)	364-Day Bridge Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.*

(b)(5)	Term Loan Agreement, dated as of July 15, 2014, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.*

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, among Tyson Foods, Inc., HMB Holdings, Inc. and The Hillshire Brands Company.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.